July 30, 2014

Russell Mancuso, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-6010

Re:	Micronet Enertec Technologies, Inc. (the “Company”)
Registration Statement on Form S-3
Filed June 13, 2014
File No. 333-196760
Registration Statement on Form S-3/A
Filed July 21, 2014
File No. 333-196760

Dear Mr. Mancuso:

Following your conversation with our legal counsel, enclosed please find a copy of the signature page of Mr. Chezy Ofir to the above captioned Registration Statement on Form S-3.

Please contact the undersigned at (201) 225-0190, or Oded Har-Even at (212) 660-5002 or Shy S. Baranov at 1-972-3-7955556, attorneys at Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, the Company's U.S. counsel, if you have any questions or require additional information.

Respectfully, Micronet Enertec Technologies, Inc.

By:	/s/ David Lucatz
David Lucatz
President and Chief Executive Officer

cc:	Oded Har-Even, Esq. Shy S. Baranov, Esq.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Montvale, New Jersey on June __, 2014.

MICRONET ENERTEC TECHNOLOGIES, INC.

By:	/s/
Name: David Lucatz
Title: President, Chief Executive Officer and Chairman of the Board

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of David Lucatz and Tali Dinar, and each of them acting singly, as his or her true and lawful attorney-in-fact and agent, each with full power of substitution, for the undersigned in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President, Chief Executive Officer and Chairman of the Board (principal executive officer)	June 12, 2014
David Lucatz
	Chief Financial Officer and Secretary (principal financial and accounting officer)	June 12, 2014
Tali Dinar

	Director	June 12, 2014
Jeffrey P. Bailos
	Director	June 12, 2014
Miki Balin

	Director	June 12, 2014
Jacob Berman
	Director	June 12, 2014
Chezy Ofir